UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 9, 2024

SELINA HOSPITALITY PLC

27 Old Gloucester Street

London WC1N 3AX

United Kingdom

Tel: +44 118 974 0069

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Operational Update

On May 9, 2024, Selina Hospitality PLC (the “Company”) issued a press release announcing preliminary financial and operational information of the Company for Q1 2024 and the full-year ended December 31, 2023, a copy of which is attached hereto as Exhibit 99.1.

The information furnished in this Report on Form 6-K, including Exhibit 99.1 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liability of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Press release issued by Selina Hospitality PLC on May 9, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: May 9, 2024	By:	/s/ JONATHON GRECH
Jonathon Grech
Chief Legal Officer and Corporate Secretary